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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Celanese AG

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

D1497A101

(CUSIP Number)

Celanese Europe Holding GmbH & Co. KG
c/o Celanese Corporation
Attention: Curt Shaw
1601 W. LBJ Freeway
Dallas, Texas 75234
(972) 443-4000

Copy to:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.			Page 1 of 24

1.	Name of Reporting Person: Celanese Europe Holding GmbH & Co. KG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 48,205,989

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 48,205,989

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,205,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13.	Percent of Class Represented by Amount in Row (11): 95.7%*

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.			Page 2 of 24

1.	Name of Reporting Person: BCP Acquisition GmbH & Co. KG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 48,205,989

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 48,205,989

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,205,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13.	Percent of Class Represented by Amount in Row (11): 95.7%*

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.			Page 3 of 24

1.	Name of Reporting Person: BCP Holdings GmbH		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 48,205,989

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 48,205,989

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,205,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13.	Percent of Class Represented by Amount in Row (11): 95.7%*

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.			Page 4 of 24

1.	Name of Reporting Person: Celanese Europe Management GmbH		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 48,205,989

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 48,205,989

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,205,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13.	Percent of Class Represented by Amount in Row (11): 95.7%*

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.			Page 5 of 24

1.	Name of Reporting Person: BCP Caylux Holdings Luxembourg S.C.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 48,205,989

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 48,205,989

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,205,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13.	Percent of Class Represented by Amount in Row (11): 95.7%*

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.			Page 6 of 24

1.	Name of Reporting Person: BCP Caylux Holdings Ltd. 1		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 48,205,989

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 48,205,989

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,205,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13.	Percent of Class Represented by Amount in Row (11): 95.7%*

14.	Type of Reporting Person (See Instructions): CO

CUSIP No.			Page 7 of 24

1.	Name of Reporting Person: BCP Crystal US Holdings Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 48,205,989

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 48,205,989

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,205,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13.	Percent of Class Represented by Amount in Row (11): 95.7%*

14.	Type of Reporting Person (See Instructions): CO

CUSIP No.			Page 8 of 24

1.	Name of Reporting Person: Celanese Holdings LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 48,205,989

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 48,205,989

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,205,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13.	Percent of Class Represented by Amount in Row (11): 95.7%*

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.			Page 9 of 24

1.	Name of Reporting Person: Crystal US Holdings 3 L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 48,205,989

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 48,205,989

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,205,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13.	Percent of Class Represented by Amount in Row (11): 95.7%*

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.			Page 10 of 24

1.	Name of Reporting Person: Celanese Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 48,205,989

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 48,205,989

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,205,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13.	Percent of Class Represented by Amount in Row (11): 95.7%*

14.	Type of Reporting Person (See Instructions): CO

CUSIP No.			Page 11 of 24

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) Ltd. 1		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 18,655,718

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 18,655,718

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,655,718

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13.	Percent of Class Represented by Amount in Row (11): 37.0%*

14.	Type of Reporting Person (See Instructions): CO

CUSIP No.			Page 12 of 24

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) Ltd. 2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,301,562

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,301,562

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,301,562

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13.	Percent of Class Represented by Amount in Row (11): 2.6%*

14.	Type of Reporting Person (See Instructions): CO

CUSIP No.			Page 13 of 24

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) Ltd. 3		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 10,123,258

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 10,123,258

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,123,258

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13.	Percent of Class Represented by Amount in Row (11): 20.1%*

14.	Type of Reporting Person (See Instructions): CO

CUSIP No.			Page 14 of 24

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) IV L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 18,655,718

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 18,655,718

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,655,718

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13.	Percent of Class Represented by Amount in Row (11): 37.0%*

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.			Page 15 of 24

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) IV-A L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 298,058

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 298,058

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 298,058

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13.	Percent of Class Represented by Amount in Row (11): 0.6%*

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.			Page 16 of 24

1.	Name of Reporting Person: Blackstone Family Investment Partnership (Cayman) IV-A L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,003,504

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,003,504

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,003,504

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13.	Percent of Class Represented by Amount in Row (11): 2.0%*

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.			Page 17 of 24

1.	Name of Reporting Person: Blackstone Chemical Coinvest Partners (Cayman) L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 10,123,258

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 10,123,258

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,123,258

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13.	Percent of Class Represented by Amount in Row (11): 20.1%*

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.			Page 18 of 24

1.	Name of Reporting Person: Blackstone Management Associates (Cayman) IV L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 48,205,989

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 48,205,989

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,205,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13.	Percent of Class Represented by Amount in Row (11): 95.7%*

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.			Page 19 of 24

1.	Name of Reporting Person: Blackstone LR Associates (Cayman) IV Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 48,205,989

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 48,205,989

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,205,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13.	Percent of Class Represented by Amount in Row (11): 95.7%*

14.	Type of Reporting Person (See Instructions): CO

CUSIP No.			Page 20 of 24

1.	Name of Reporting Person: Peter G. Peterson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 48,205,989

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 48,205,989

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,205,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13.	Percent of Class Represented by Amount in Row (11): 95.7%*

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.			Page 21 of 24

1.	Name of Reporting Person: Stephen A. Schwarzman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 48,205,989

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 48,205,989

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,205,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13.	Percent of Class Represented by Amount in Row (11): 95.7%*

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. D1497A101

*	The calculation of the foregoing percentage is based on 50,365,018 Ordinary Shares outstanding as of August 19, 2005 (excluding Ordinary Shares held in treasury), which number was provided to the Reporting Persons by Celanese AG.

23 of 24
     This Amendment No. 13 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 24, 2003 (as it may be amended from time to time, the “Schedule 13D”) with respect to the ordinary shares, no par value, of Celanese AG, a German stock corporation (the “Company”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 13 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     The information set forth in Item 5 is hereby amended and supplemented with the following:
     The information contained in the cover pages of this Amendment No. 13 to Schedule 13D is incorporated herein by reference. On August 19, 2005, BCP Crystal, Paulson & Co. Inc. (“Paulson”) and Arnhold and S. Bleichroeder Advisers, LLC (“ASB”) entered into a Share Purchase and Transfer Agreement and Settlement Agreement (the “Paulson Agreement”) whereby Paulson and ASB agreed to sell 5,758,299 and 160,000 Ordinary Shares, respectively, to BCP Crystal, in consideration for EUR51.00 per Ordinary Share. In addition, BCP Crystal also paid each of the Paulson and ASB EUR 2.00 per Ordinary Share they were selling to BCP Crystal in consideration for the Paulson and ASB agreeing to, among other things, (1) accept the shareholders’ resolutions passed at the extraordinary general meeting of Celanese AG held on July 30 and 31, 2004 and the annual general meeting of Celanese AG held on May 19 and 20, 2005, (2) acknowledge the legal effectiveness of the Domination Agreement, (3) irrevocably withdraw and abandon all actions, applications and appeals each brought or joined in German legal proceedings related to, among other things, challenging the effectiveness of the Domination Agreement and amount of fair cash compensation offered by BCP Crystal in the mandatory offer, (4) refrain from acquiring any Ordinary Shares or any other investment in Celanese AG, and (5) refrain from taking any future legal action shareholder resolutions or corporate actions of the Celanese AG. The Paulson Agreement also provides that BCP Crystal will undertake, subject to compliance with applicable law, to increase the fair compensation offered in the mandatory offer from EUR41.92 per Ordinary Share (plus interest under the terms of the mandatory offer) to EUR51.00 per Ordinary Share (plus interest under the terms of the mandatory offer) for the period from the date of the revised offer to September 29, 2005 subject to the agreement by tendering minority holders of Ordinary Shares to waive their right to conduct special award proceedings (Spruchverfahren) and their right to any awards pursuant to such proceedings.
     Since the commencement of the mandatory offer by BCP Crystal, which is required pursuant to Section 305 of the German Stock Corporation Act in connection with the Domination Agreement, to purchase all of the issued and outstanding Ordinary Shares (other than Ordinary Shares owned by BCP Crystal or held by Celanese AG in treasury), and through August 19, 2005, BCP Crystal has acquired 699,463 Ordinary Shares pursuant to the mandatory offer.
     Since the filing of Amendment No. 12 to Schedule 13D by BCP Crystal and the other Reporting Persons on April 13, 2005, BCP Crystal has acquired 47,964 Ordinary Shares pursuant to the mandatory offer and 5,918,299 Ordinary Shares pursuant to the Paulson Agreement or approximately 11.8% of the Ordinary Shares outstanding as of August 19, 2005.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     The information set forth in Item 5 is hereby amended and supplemented with the following:
     The information concerning the Paulson Agreement set forth in Item 5 of this Amendment No. 13 to Schedule 13D is incorporated herein by reference.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     Item 7 of the Schedule 13D is hereby amended by adding the following exhibit thereto:
     16. Share Purchase and Transfer Agreement between Celanese Europe Holdings GmbH & Co. KG, Paulson & Co. Inc. and Arnhold and S. Bleichroeder Advisers, LLC, dated August 19, 2005.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2005

CELANESE EUROPE HOLDING GMBH & CO. KG

	By:	Celanese Europe Management GmbH

	By:	/s/ Chinh Chu

Name: Chinh Chu
Title: Authorized Person